SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULES 13d-2(b) and 13d-2(d)
(Amendment No. 1)*
Iteris, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
46564T107
(CUSIP Number)
February 3, 2010**
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	Please note that this filing is being made to simultaneously report that (i) on February 3, 2010, the reporting person acquired more than 10% of the outstanding common stock in Iteris, Inc. and (ii) during 2009, changes occurred to the information set forth in the reporting person’s previously filed Schedule 13G.

SCHEDULE 13G

CUSIP No.	46564T107	Page	2	of	5	Pages

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		1,556,050 *

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,317,096 **

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,556,050 ***

WITH	8	SHARED DISPOSITIVE POWER

2,317,096 ****

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,873,146 *****

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.3% ******

12	TYPE OF REPORTING PERSON

IN-IA-OO *******
SEE INSTRUCTIONS BEFORE FILLING OUT!
*                As of December 31, 2009, the reporting person had sole voting power with respect to 1,163,150 shares.
**              As of December 31, 2009, the reporting person had shared voting power with respect to 1,442,196 shares.
***            As of December 31, 2009, the reporting person had sole dispositive power with respect to 1,163,150 shares.
****          As of December 31, 2009, the reporting person had shared voting power with respect to 1,442,196 shares.
*****        As of December 31, 2009, the aggregate amount of shares beneficially owned by the reporting person was 2,605,346.
******      As of December 31, 2009, the percent of class represented by the aggregate shares was 7.6%.
*******    See Item 4.

Item 1(a).	Name of Issuer:	Iteris, Inc.

Item 1(b).	Address of Issuers’s Principal Executive Offices:	1700 Carnegie Avenue Suite 100 Santa Ana, CA 92705

Item 2(a).	Name of Person Filing:	Lloyd I. Miller, III

Item 2(b).	Address of Principal Business Office or, if None, Residence:	4550 Gordon Drive, Naples, Florida 34102

Item 2(c).	Citizenship:	U.S.A.

Item 2(d).	Title of Class of Securities:	Common Stock

Item 2(e).	CUSIP Number:	46564T107

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4.	OWNERSHIP: The reporting person has shared dispositive and voting power with respect to 2,317,096 shares of the reported securities as (i) an investment advisor to the trustee of certain family trusts, and (ii) as an authorized person with respect to a custody account. The reporting person has sole dispositive and voting power with respect to 1,556,050 of the reported securities as (i) a manager of a limited liability company that is the general partner of a certain limited partnership, (ii) the trustee to certain grantor retained annuity trusts, and (iii) an individual.*
(a)	3,873,146 **

(b)	11.3% ***

(c)	(i) sole voting power: 1,556,050 ****
(ii)	shared voting power: 2,317,096 *****

(iii)	sole dispositive power: 1,556,050 ******

(iv)	shared dispositive power: 2,317,096 *******

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

*	As of December 31, 2009, the reporting person had shared dispositive and voting power with respect to 1,442,196 shares of the reported securities as (i) an investment advisor to the trustee of certain family trusts, and (ii) as an authorized person with respect to a custody account. The reporting person has sole dispositive and voting power with respect to 1,163,150 of the reported securities as (i) a manager of a limited liability company that is the general partner of a certain limited partnership, (ii) the trustee to certain grantor retained annuity trusts, and (iii) an individual.

**	As of December 31, 2009, the aggregate amount of shares beneficially owned by the reporting person was 2,605,346.

***	As of December 31, 2009, the percent of class represented by the aggregate shares was 7.6%.

****	As of December 31, 2009, the reporting person had sole voting power with respect to 1,163,150 shares.

*****	As of December 31, 2009, the reporting person had shared voting power with respect to 1,442,196 shares.

******	As of December 31, 2009, the reporting person had sole dispositive power with respect to 1,163,150 shares.

*******	As of December 31, 2009, the reporting person had shared dispositive power with respect to 1,442,196 shares.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Other than shares held directly by Lloyd I. Miller, III, persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

Item 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2010	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III